SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-9 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

December 10, 2002

SONERA CORPORATION
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

Press Release
December 10, 2002

Lars-Eric Petersson declines reelection to TeliaSonera’s Board of Directors

Lars-Eric Petersson has today notified Tapio Hintikka, Chairman of the Board of TeliaSonera, and Leif Pagrotsky, Minister for Industry and Trade, that he will not seek reelection to TeliaSonera’s Board of Directors at the Annual General Meeting 2003.

Lars-Eric Petersson explains his decision in a letter to Minister for Industry and Trade Leif Pagrotsky:

“When I accepted the appointment as Chairman of the Board of Telia, we faced three significant challenges. The first challenge was to prepare for a possible initial public offering.

The second challenge involved identifying a structure for the company in order to secure future development and growth.

The third challenge was to complement and expand the Board of Directors and to provide the company with a highly qualified and stable management able to lead the structural efforts.

I regarded these three challenges as the highest priorities of the Board of Directors and understood that these were the expectations of Telia’s owners.

As the company has completed these efforts and a new company is being established, I feel that this is a natural point in time for me to step down from my role on the Board of Directors.”

TeliaSoneras Press Office +46 8 713 58 30

Forward-Looking Statements

This press release may contain forward-looking statements regarding Telia’s exchange offer to Sonera’s shareholders and warrantholders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Restrictions on Ability of Certain Persons to Participate in the Exchange Offer

Due to restrictions under the securities laws of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand and South Africa, the exchange offer will not be extended to persons with registered addresses in, and who are residents of, any of Australia, the Hong Kong Special Administrative Region of the People’s Republic of China, Italy, Japan, New Zealand or South Africa.

Cautionary Disclaimer/Legend

The combination of Sonera and Telia is being implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus, which is part of a registration statement on Form F-4, which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations
(phone: +46 8 7137143, or Sonora, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (phone: +358 20401).
YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

TeliaSonera is the telecommunications leader in the Nordic region. The Group’s home market is the Nordic and Baltic regions. TeliaSonera’s overall focus is on best serving its customers in its core business and creating value for its shareholders through stronger profits and cash flows. TeliaSonera is listed on Stockholmsbörsen, Helsinki Exchanges and NASDAQ. Pro forma net sales in 2001 amounted to SEK 80.9 billion and the number of employees as per June 30, 2002 was 34,045.